June 14, 2006

Mail Stop 6010

Richard O. Faria
Chief Financial Officer
Scientific Technologies Incorporated
6550 Dumbarton Circle
Freemont, CA 94555

> **Re:** **Scientific Technologies Incorporated**
> **Schedule 14A**
> **Filed May 22, 2006**
> **File No. 000-12254**

Dear Mr. Faria:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

1.   Please complete the blanks, including the blanks regarding the amount of consideration to be received.

2.   Please provide us your analysis of whether Rule 13e-3 is applicable to your transaction. Address in your analysis:

- the terms of the employment and consulting agreements between the acquirer and your affiliates, including whether affiliates will receive or are eligible for any direct or indirect equity interests; and

- the relationship between the sale to Omron and the sale of the Automation Products Group to your affiliates, including the relative size of the transactions and groups to be sold, whether the transactions are conditioned on each other, and how the board's evaluation of one transaction affected its evaluation of the other.

Cite with specificity all authority on which you rely.

3. Please tell us why you have not included financial information in this document. See item H.6 of the July 2000 supplement to the Division of Corporation Finance's *Manual of Publicly Available Telephone Interpretations.*

Questions and Answers About the Special Meeting and the Merger, page 3

Does the STIZ board of directors recommend voting in favor?

4. From your existing disclosure, it is unclear which directors were not present at the meeting to consider and vote on the matters. Please revise to clarify.

Am I entitled to dissenters' rights?, page 3

5. We note your disclosure that shareholders will not be entitled to dissenters' rights under either Oregon or California law. Section 5.1 of the merger agreement (Annex A), however, seems to indicate that dissenters' rights will be available. Please clarify.

Transactions Related to the Merger, page 7

6. Please clarify who will receive the consideration that Scientific Technologies Incorporated receives for its Automation Products Group.

Opinion of STIZ's Financial Advisor, page 8

7.   We note that The Spartan Group rendered a separate fairness opinion to the special committee formed to oversee and manage the sale of the Automation Products Group. Please revise your disclosure to provide all information required by Schedule 14A item 14(b)(6) regarding that separate opinion.

Fees and expenses, page 11

8.   Please clarify how the fees and expenses that will reduce the merger consideration will affect the amount paid to unaffiliated shareholders.

The Merger, page 20

9.   We note that you received four revised indications of interest from January through February 2006, and subsequently engaged in a series of negotiations after which, on March 2, you granted Omron the right to exclusive negotiations to purchase your SPG. Please revise to disclose in greater detail the material terms of the negotiations, and the key terms of any other indications of interest you received. Explain why you chose to pursue further negotiations with Omron and why all other indications of interest were not pursued.

10.   Identify the group who will acquire your Automation Products Group business. Briefly describe the group's business.

11.   Please revise to describe your criteria for determining the independence of the members serving on the APG Strategy Committee.

12.   We note your disclosure that in January 2006 you received five written indications of interest, three of which, presumably, included your APG business. Revise to explain why some of the indications of interest, including Omron's, were revised to include only SPG after receiving management presentations. Describe any negotiations relating to the APG business.

13.   Please update your disclosure to address whether the party who as of May 19 remained interested in acquiring APG, continues to indicate an interest. Disclose any offers you have received from this party. Revise to disclose the date until which the APG Strategy Committee is able to consider superior offers for APG.

<u>Reasons, page 22</u>

14.   Please disclose how the board considered the terms of the sale of the Automation Products Group in its evaluation of the sale to Omron.

<u>Opinion of Financial Advisor, page 24</u>

15.   Please provide us a copy of all written material that the financial advisor provided the board and its committees.

16.   Please clarify the relevance of the figures at the top of page 28, on pages 29 and 30.

17.   Please disclose the criteria that the financial advisor used to select comparable companies and transactions. Explain whether the advisor analyzed all companies that satisfy those criteria.

18.   Please disclose why the financial advisor used different criteria for selecting historical financial results for different companies as explained in the paragraph after the bullet list on page 29.

19.   Please expand the disclosure on page 31 to quantify the amount that is 5% of the aggregate consideration over $90 million.

<u>Employment Offers, page 32</u>

20.   Please disclose the terms of the offers and how the compensation will differ from the current compensation of these individuals.

Annex B

21.   We note that The Spartan Group opinion seeks to limit the use and benefit only to the board of directors and states that it does not confer rights or remedies upon any person other than the board. This appears to be inconsistent with the balance of your disclosure addressing the fairness to shareholders from a financial perspective. Revise to delete any portion of the fairness opinion that disclaims responsibility to shareholders or, alternatively, add an explanation as provided by the guidance in section II.D.1 of the Division's November 2000 Current Issues Outline.

22.   We note that the financial advisor's consent in the third-to-last paragraph is based on disclosure being acceptable to the advisor and its counsel. In your document, please disclose whether this condition has been satisfied.

Proxy Card

23.   Please tell us why the proxy card does not provide shareholders an opportunity to vote on each matter identified on the notice to your shareholders.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Drew Markham, Esq.